GLOBAL corporate compliance

RECEIVED
2008 AUG 26 A 10:26

August 19, 2008

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

08004486

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Gold Resources

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Notice of the Meeting and Record Date
2. News Release filed July 22, 2008
3. Material Change Report filed July 22, 2008
4. News Release Filed August 13, 2008
5. Material Change Report filed Aug 13, 2008
6. Notice of the Meeting and Record Date (amended)

PROCESSED
AUG 28 2008
THOMSON REUTERS

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

dw 8/26

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

RECEIVED
2008 AUG 26 A 10:

EQUITY
TRANSFER & TRUST COMPANY

Farzana Sheikh

Manager, Client Services

Telephone: 403.265.0309

fsheikh@equitytransfer.com

July 4, 2008

VIA ELECTRONIC TRANSMISSION

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Q-Gold Resources Ltd : Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual General* Meeting of Shareholders for the subject company.

1.	ISIN:	CA7472691087
	CUSIP:	747269108
2.	Date Fixed for the Meeting:	September 3, 2008
3.	Record Date For Notice:	July 30, 2008
4.	Record Date For Voting:	July 30, 2008
5.	Beneficial Ownership Determination Date:	July 30, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & General

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD COMPLETES FIRST TRANCHE OF FINANCING

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, July 21, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has closed the first tranche of its previously announced non-brokered private placement (the "**Offering**") for gross proceeds of $126,500. The remainder of the total $600,000 Offering is expected to close by the end of the month.

Pursuant to the closing of the first tranche of the Offering, the Corporation issued 831,250 "flow-through" units at a price of $0.08 per unit (the "**FT Units**"). Each Unit consists of one flow-through common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**FT Warrant**"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.12 for a period of 24 months from the date of issuance. In addition, the Corporation issued 1,000,000 "non-flow-through" units at a price of $0.06 per unit (the "**NFT Units**"). Each NFT Unit consists of one common share of the Corporation and one-half of one common share purchase warrant (a "**Warrant**"). Each full NFT Warrant will entitle the holder to purchase one additional common share of the Corporation at a price of $0.10 for a period of 24 months.

Q-Gold paid a cash finder's fee of $10,120 and granted 16,625 finder's flow-through warrants (the "**Finder's FT Warrant**") and 20,000 finder's warrants (the "**Finder's Warrant**") in connection with the closing of the first tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's Warrant is exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the first tranche of the Offering cannot be resold prior to November 19, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

Proceeds received by the Corporation from the FT Units will be used for the dewatering and rehabilitation of the 100%-owned historic Foley gold mine (see Press Release dated June 18, 2008) near Mine Centre, Ontario and for general exploration on the company's other mining

claims and patents in Northwestern Ontario. Proceeds from the NFT Units will be used for exploration of Q-Gold's other mining claims and patents in Arizona and for general working capital purposes. All the funds raised from the issuance of the FT Units will be used for exploration activities in Canada and will constitute Canadian exploration expenses (as defined in the Income Tax Act), which will be renounced by Q-Gold.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines, and 4,796 exploratory acres in the Rainy River Greenstone Belt. The Corporation also holds an option on six historic gold and silver mines near Crown King, Arizona and options on two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

July 18, 2008

3. News Release

July 21, 2008
Disseminated via MarketWire Incorporated's Standard TSX-V Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation completed the first tranche of a non-brokered private placement financing for gross proceeds of $126,500 via the issuance of 1,000,000 common shares and 831,250 common shares issued on a flow-through tax basis. In addition the corporation issued 915,625 common share purchase warrants, which are described below.

5. Full Description of Material Change

Pursuant to the Offering, the Corporation issued 831,250 flow-through units at a price of $0.08 per Unit (the "FT Units"). Each Unit consists of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one common share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Common Share") at a price of $0.12 for a period of 24 months from the date of issuance. In addition, the Corporation issued 1,000,000 units at a price of $0.06 per Unit (the "NFT Units"). Each NFT Unit consists of one common share of the Corporation and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation at a price of $0.10 for a period of 24 months.

Q-Gold paid a cash finder's fee of $10,120 and granted 16,625 finder's flow-through warrants (the "Finder's FT Warrant") and 20,000 finder's warrants (the "Finder's Warrant") in connection with the closing of the first tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's

Warrant is exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the first tranche of the Offering cannot be resold prior to November 19, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

July 21, 2008

82-4931

EXHIBIT I

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD COMPLETES FIRST TRANCHE OF FINANCING

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, July 21, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has closed the first tranche of its previously announced non-brokered private placement (the "**Offering**") for gross proceeds of $126,500. The remainder of the total $600,000 Offering is expected to close by the end of the month.

Pursuant to the closing of the first tranche of the Offering, the Corporation issued 831,250 "flow-through" units at a price of $0.08 per unit (the "**FT Units**"). Each Unit consists of one flow-through common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**FT Warrant**"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.12 for a period of 24 months from the date of issuance. In addition, the Corporation issued 1,000,000 "non-flow-through" units at a price of $0.06 per unit (the "**NFT Units**"). Each NFT Unit consists of one common share of the Corporation and one-half of one common share purchase warrant (a "**Warrant**"). Each full NFT Warrant will entitle the holder to purchase one additional common share of the Corporation at a price of $0.10 for a period of 24 months.

Q-Gold paid a cash finder's fee of $10,120 and granted 16,625 finder's flow-through warrants (the "**Finder's FT Warrant**") and 20,000 finder's warrants (the "**Finder's Warrant**") in connection with the closing of the first tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's Warrant is exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the first tranche of the Offering cannot be resold prior to November 19, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

Proceeds received by the Corporation from the FT Units will be used for the dewatering and rehabilitation of the 100%-owned historic Foley gold mine (see Press Release dated June 18, 2008) near Mine Centre, Ontario and for general exploration on the company's other mining

claims and patents in Northwestern Ontario. Proceeds from the NFT Units will be used for exploration of Q-Gold's other mining claims and patents in Arizona and for general working capital purposes. All the funds raised from the issuance of the FT Units will be used for exploration activities in Canada and will constitute Canadian exploration expenses (as defined in the Income Tax Act), which will be renounced by Q-Gold.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines, and 4,796 exploratory acres in the Rainy River Greenstone Belt. The Corporation also holds an option on six historic gold and silver mines near Crown King, Arizona and options on two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, August 12, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has closed the second tranche of its previously announced non-brokered private placement (the "**Offering**") for gross proceeds of $341,560. When added to the gross proceeds received from the closing of the first tranche of the private placement, previously announced in a press release dated July 21, 2008, the Corporation has now received aggregate gross proceeds of $468,060 in connection with this private placement.

The Corporation issued 2,481,500 "flow-through" units at a price of $0.08 per unit (the "**FT Units**") and 2,384,000 "non-flow-through" units at a price of $0.06 per unit (the "**NFT Units**"). Each FT Unit consists of one flow-through common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**FT Warrant**"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.12 for a period of 24 months from the date of issuance. Each NFT Unit consists of one Common Share of the Corporation and one-half of one Common Share purchase warrant (a "**Warrant**"). Each full Warrant will entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.10 for a period of 24 months.

Q-Gold paid a cash finder's fee of $27,324.80 and granted 248,150 finder's flow-through warrants (the "**Finder's FT Warrant**") and 238,400 finder's warrants (the "**Finder's Warrant**") in connection with the closing of the second tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's Warrant is exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the second tranche of the Offering cannot be resold prior to December 1, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

Proceeds received by the Corporation from the FT Units will be used for the dewatering and rehabilitation of the 100%-owned historic Foley gold mine (see Press Release dated June 18, 2008) near Mine Centre, Ontario and for general exploration on the company's other mining

claims and patents in Northwestern Ontario. Proceeds from the NFT Units will be used for exploration of Q-Gold's copper, gold and silver mining claims and patents in Arizona and for general working capital purposes. All the funds raised from the issuance of the FT Units will be used for exploration activities in Canada and will constitute Canadian exploration expenses (as defined in the Income Tax Act), which will be renounced by Q-Gold.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines. It also has options on 4,796 exploratory acres in the Rainy River Greenstone Belt. In addition, the Corporation holds options on six historic gold and silver mines near Crown King, Arizona and two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

RECEIVED
2008 AUG 26 A 10:

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

August 01, 2008

3. News Release

August 12, 2008
Disseminated via MarketWire Incorporated's Standard TSX-V Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation completed the second tranche of a non-brokered private placement financing for gross proceeds of $341,560 via the issuance of 2,384,000 common shares and 2,481,500 common shares issued on a flow-through tax basis. In addition the corporation issued 2,432,750 common share purchase warrants, which are described below.

5. Full Description of Material Change

Pursuant to the Offering, the Corporation issued 2,481,500 flow-through units at a price of $0.08 per Unit (the "FT Units"). Each Unit consists of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one common share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Common Share") at a price of $0.12 for a period of 24 months from the date of issuance. In addition, the Corporation issued 2,384,000 units at a price of $0.06 per Unit (the "NFT Units"). Each NFT Unit consists of one common share of the Corporation and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation at a price of $0.10 for a period of 24 months.

Q-Gold paid a cash finder's fee of $27,324.80 and granted 248,150 finder's flow-through warrants (the "Finder's FT Warrant") and 238,400 finder's warrants (the "Finder's Warrant") in connection with the closing of the first tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's Warrant is exercisable at $0.06 per unit and is comprised of one Common Share

and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the first tranche of the Offering cannot be resold prior to December 1, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

August 12, 2008

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, August 12, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has closed the second tranche of its previously announced non-brokered private placement (the "**Offering**") for gross proceeds of $341,560. When added to the gross proceeds received from the closing of the first tranche of the private placement, previously announced in a press release dated July 21, 2008, the Corporation has now received aggregate gross proceeds of $468,060 in connection with this private placement.

The Corporation issued 2,481,500 "flow-through" units at a price of $0.08 per unit (the "**FT Units**") and 2,384,000 "non-flow-through" units at a price of $0.06 per unit (the "**NFT Units**"). Each FT Unit consists of one flow-through common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**FT Warrant**"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.12 for a period of 24 months from the date of issuance. Each NFT Unit consists of one Common Share of the Corporation and one-half of one Common Share purchase warrant (a "**Warrant**"). Each full Warrant will entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.10 for a period of 24 months.

Q-Gold paid a cash finder's fee of $27,324.80 and granted 248,150 finder's flow-through warrants (the "**Finder's FT Warrant**") and 238,400 finder's warrants (the "**Finder's Warrant**") in connection with the closing of the second tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's Warrant is exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the second tranche of the Offering cannot be resold prior to December 1, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

Proceeds received by the Corporation from the FT Units will be used for the dewatering and rehabilitation of the 100%-owned historic Foley gold mine (see Press Release dated June 18, 2008) near Mine Centre, Ontario and for general exploration on the company's other mining

claims and patents in Northwestern Ontario. Proceeds from the NFT Units will be used for exploration of Q-Gold's copper, gold and silver mining claims and patents in Arizona and for general working capital purposes. All the funds raised from the issuance of the FT Units will be used for exploration activities in Canada and will constitute Canadian exploration expenses (as defined in the Income Tax Act), which will be renounced by Q-Gold.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines. It also has options on 4,796 exploratory acres in the Rainy River Greenstone Belt. In addition, the Corporation holds options on six historic gold and silver mines near Crown King, Arizona and two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

RECEIVED
2008 AUG 26 A 10:

EQUITY
TRANSFER & TRUST COMPANY

Farzana Sheikh

Manager, Client Services

Telephone: 403.265.0309

fsheikh@equitytransfer.com

August 14, 2008

VIA ELECTRONIC TRANSMISSION

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Q-Gold Resources Ltd : Confirmation of Notice of Record and Meeting Dates - Change

We are pleased to confirm that a **change** to the Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual General* Meeting of Shareholders for the subject company.

1.	ISIN:	CA7472691087
	CUSIP:	747269108
2.	Date Fixed for the Meeting:	**September 18, 2008**
3.	Record Date For Notice:	July 30, 2008
4.	Record Date For Voting:	July 30, 2008
5.	Beneficial Ownership Determination Date:	July 30, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & General

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

Sarah Reid

END